EXHIBIT 11

PACIFICA BANCORP, INC.

COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,
	2001	2000
Net income (loss)	$(2,964,824)	$878,018

Computation of average shares outstanding

Shares outstanding at beginning of the year	3,258,208	3,215,328

Additional shares deemed outstanding because of stock dividends	—	—

Additional shares deemed outstanding because of stock splits	—	—

Common stock repurchased	(40,920)	—

Shares issued during the year times average time outstanding during the year	48,673	17,936
Average basic shares outstanding	3,265,961	3,233,264

Average number of dilutive shares assumed to be outstanding	—	374,603
Average diluted shares outstanding	3,265,961	3,607,867

Basic earnings (loss) per share	$(0.91)	$0.27
Diluted earnings (loss) per share	$(0.91)	$0.24

*       As a result of the reorganization effective January 1, 2001, the number of shares have been adjusted using a 2-for-1 exchange ratio.